SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A*
Under the Securities Exchange Act of 1934

(Amendment No. 13)

Penn Octane Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

707573101

(CUSIP Number)

Joseph Mause
Standard General L.P.
650 Madison Avenue
23rd Floor
New York, NY 10022
(212) 610-9177

Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2011

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

__________________________________
*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 707573101

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Standard General L.P.
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.		SEC Use Only
4.	Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,812,195
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,812,195
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,195
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 50.68%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No. 707573101

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Standard General Master Fund L.P.
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.		SEC Use Only
4.	Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,812,195
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,812,195
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,195
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 50.68%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No. 707573101

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Soohyung Kim
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.		SEC Use Only
4.	Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,812,195
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,812,195
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,195
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 50.68%
14.		Type of Reporting Person (See Instructions) IN

CUSIP No. 707573101

1.		Names of Reporting Persons. I. R.S. Identification Nos. of above persons (entities only).
Nicholas J. Singer
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.		SEC Use Only
4.	Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,812,195
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,812,195
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,195
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 50.68%
14.		Type of Reporting Person (See Instructions) IN

This Amendment No. 13 to Schedule 13D (this "Amendment No. 13") amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on January 18, 2008, as amended on May 1, 2008, June 3, 2008, July 10, 2008, August 20, 2008, September 9, 2008, September 19, 2008, October 2, 2008, October 8, 2008, October 15, 2008, November 20, 2008, March 26, 2009 and August 7, 2009 (the "Schedule 13D").  This Amendment No. 13 is being filed on behalf of Standard General Master Fund L.P., a Cayman Islands exempted limited partnership ("Standard General Master Fund" or the "Fund"), Standard General L.P., a Delaware limited partnership ("Standard General"), which serves as the investment manager of Standard General Master Fund and pursuant to an investment management agreement has all investment and voting power with respect to the securities held by Standard General Master Fund, and Mr. Soohyung Kim ("Mr. Kim"), and Mr. Nicholas J. Singer ("Mr. Singer"). Messrs. Kim and Singer have controlling interests in Standard General S Corp., a Delaware corporation, which is the general partner of Standard General Holdings, L.P., a Delaware limited partnership, which is in turn the general partner of Standard General.  In addition, Mr. Kim and Mr. Singer serve as co-managing members of Standard General Management LLC, a Delaware limited liability company, which is the managing member of Standard General GP LLC, a Delaware limited liability company, which is in turn the general partner of Standard General Master Fund.  Messrs. Kim and Singer, along with Standard General and Standard General Master Fund, are hereinafter collectively referred to as the "Reporting Persons".

The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") was filed as an exhibit to the Schedule 13D and, pursuant to its terms, is not required to be filed as an exhibit to this Amendment No. 13.  This Amendment No. 13 relates to the common stock, par value $0.01 per share (the "Common Stock") of Penn Octane Corporation, a Delaware corporation (the "Company").

Capitalized terms used herein which are not defined herein have the meanings ascribed to them in the Schedule 13D.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock except to the extent of any pecuniary interest therein.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On June 13, 2011, the Fund completed the purchase of 2,100,000 shares of Common Stock for an aggregate purchase price of $150,000 from Jerome B. Richter pursuant to a private placement transaction in connection with a stock purchase agreement dated May 31, 2011 between Jerome B. Richter and the Fund.

The Fund purchased such shares with working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

The shares of the Company to which Amendment No. 13 relates were acquired by the Fund with the purpose of changing control of the Company but without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company.

As the owner of a majority of the outstanding shares of Common Stock, the Fund intends influence material business decisions relating to the future of the Company, including the composition of the board of directors.  The Fund will monitor developments at the Company on a continuing basis, and may communicate with members of management, with other shareholders or potential shareholders of the Company, concerning matters relating to the Company.

The Fund may, at any time and from time to time, acquire additional shares of Common Stock or dispose of some or all of its shares, engage in lending, short-selling or hedging or similar transactions with some or all of its shares, or continue to hold its shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Company, the general investment and trading policies of the Fund, and other factors.  The Fund may change its intention at any time with respect to any or all matters referred to in this Item 4.

Except as set forth above, none of the Reporting Persons, Standard General Holdings or Standard General GP have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended by replacing in its entirety with the following:

(a) & (b)                            Ownership and power over disposition:

A. Standard General L.P.

     (a) Amount beneficially owned:
7,812,195
     (b) Percent of class:
50.68%.  This percentage is based on a total of 15,416,187 shares of Common Stock, par value $0.01 per share, issued and outstanding as of May 1, 2009 as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Securities and Exchange Commission on May 20, 2009 (the "Outstanding Shares").

     (c) Number of shares to which such person has:
         (i)    Sole power to vote or direct the vote:
-0-
         (ii)   Shared power to vote or direct the vote:
7,812,195
         (iii)  Sole power to dispose or direct the disposition:
-0-
         (iv)   Shared power to dispose or direct the disposition:
7,812,195

B. Standard General Master Fund L.P.

     (a) Amount beneficially owned:
7,812,195
     (b) Percent of class:
50.68%.
     (c) Number of shares to which such person has:

         (i)    Sole power to vote or direct the vote:
-0-
         (ii)   Shared power to vote or direct the vote:
7,812,195
         (iii)  Sole power to dispose or direct the disposition:
-0-
         (iv)   Shared power to dispose or direct the disposition:
7,812,195

C.  Soohyung Kim

     (a) Amount beneficially owned:
7,812,195
     (b) Percent of class:
50.68%.
     (c) Number of shares to which such person has:
         (i)    Sole power to vote or direct the vote:
-0-
         (ii)   Shared power to vote or direct the vote:
7,812,195
         (iii)  Sole power to dispose or direct the disposition:
-0-
         (iv)   Shared power to dispose or direct the disposition:
7,812,195

D.  Nicholas J. Singer

     (a) Amount beneficially owned:
7,812,195
     (b) Percent of class:
50.68%.
     (c) Number of shares to which such person has:

         (i)    Sole power to vote or direct the vote:
-0-
         (ii)   Shared power to vote or direct the vote:
7,812,195
         (iii)  Sole power to dispose or direct the disposition:
-0-
         (iv)   Shared power to dispose or direct the disposition:
7,812,195

No shares of Common Stock are beneficially owned by Standard General Holdings or Standard General GP.

(c) Transactions in shares of Common Stock effected by the Fund since the most recent filing on Schedule 13D are described in Item 3.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by the Fund.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2011

STANDARD GENERAL L.P.

By:          STANDARD GENERAL HOLDINGS, L.P.,
                its general partner

By:          STANDARD GENERAL S CORP.,
                its general partner

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Co-President

STANDARD GENERAL MASTER FUND L.P.

By:          STANDARD GENERAL GP LLC,
                its general partner

By:          STANDARD GENERAL
                MANAGEMENT LLC,
                its Managing Member

By:  /s/ Nicholas Singer
Name: Nicholas Singer
Title: Co-Managing Member

     /s/ Soohyung Kim
     Name:  SOOHYUNG KIM

     /s/ Nicholas J. Singer
     Name:  NICHOLAS J. SINGER